SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secruities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07022251

Date
March 28, 2007

Our contact
Marianne Bergström

SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2007
WASH, D.C.
199

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 22, 23 and 28, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
March 22, 2007	Press Release	Skanska to construct first phase of new subway line in New York for USD 337 M of which Skanska's share amouts to USD 126 M, SEK 885 M	law and by the listing agreement with Stockholm Stock Exchange
March 22, 2007	Press release	Skanska awarded roadway project in California for SEK 790 M, USD 113 M	law and by the listing agreement with Stockholm Stock Exchange
March 23, 2007	Press release	Skanska awarded US contract amounting to USD 132 M, SEK 925 M	law and by the listing agreement with Stockholm Stock Exchange
March 28, 2007	Press release	Skanska signs contract with Skandia for new offices at Lindhagensterrassen – Skanska investing SEK 850 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dw 4/6

Press Release

March 22, 2007

Skanska to construct first phase of new subway line in New York for USD 337 M of which Skanska's share amounts to USD 126 M, SEK 885 M

Skanska has been contracted to manage and carry out construction of the new Second Avenue Subway Line project in New York City on Manhattan's East Side. The contract amount is USD 337 M, about SEK 2.3 billion, of which Skanska's share is 37.5 percent, corresponding to SEK 885 M. The order is included in order bookings for the first quarter of 2007. The customer is MTA/New York City Transit, which is receiving Federal funding for the project.

The contract is for construction of a 245-meter-long by 23-meter-wide "launch box," which will be the future 96th Street Station. Two parallel, four-kilometer-long train tunnel shafts will be advanced from this box using a tunnel-boring machine (TBM). Additionally, two access shafts will be installed for the future 72nd Street Station.

Part of the approximately 100,000 cubic meters of the soil and rock to be excavated is contaminated and must be treated in an environmentally correct manner. Also included in the contract are extensive utility relocation and construction, temporary road decking and an electricity substation.

Construction will begin immediately and is scheduled to be completed during 2010. The contract is being carried out in a joint venture named S3 Tunnel Constructors comprising Skanska USA Civil, Schiavone Construction Co (37.5 percent) and J.F. Shea Construction (25 percent).

Work on the new subway line is divided into several phases, of which this is start of the first. The Second Avenue Subway Line will be a total of 14 kilometers long and relieve congestion on the Lexington Avenue Line, which carries more than one million passengers daily. Funding for this project consists of a combination of Federal Transit Administration grants and local funds provided by the New York State Transportation Bond Act of 2004 and the MTA Capital Program.

Skanska USA Civil is the largest civil engineering construction company in New York. Currently, among other projects Skanska is working on the

PATH station in the Ground Zero area, the Manhattan Bridge and the Triborough Bridge, several wastewater treatment plants, the New Yankee Stadium and the New Meadowlands Stadium for the New York Jets and the New York Giants.

Skanska USA Civil's operations focus on transportation infrastructure and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. Skanska USA Civil has some 4,000 employees and had sales totaling approximately SEK 9.8 billion in 2006.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Press Release

March 22, 2007

Skanska awarded roadway project in California for SEK 790 M, USD 113 M

Skanska has secured the contract to widen State Route 60 in California. The contract amount is USD 113 M, approximately SEK 790 M, which will be included in order bookings for the first quarter. The customer is the California Department of Transportation (CalTrans).

The scope of work involves widening approximately 22 kilometers of State Route 60 (SR 60) in Riverside County in the East Los Angeles area. Two new lanes – one in each direction – will be added to the stretch of highway. The new lanes will be reserved for high-occupation vehicles (HOVs), meaning vehicles that are carrying at least one passenger in addition to the driver.

The project also includes refurbishment of four existing concrete bridges and construction of retaining walls along the stretch of highway. The project will involve pouring some 88,000 cubic meters of concrete paving.

Work will start in the near future and is expected to take three years.

SR 60 in East Los Angeles is one of the expressways that are in urgent need of widening due to population growth and the consequent increase in car and truck traffic. Skanska also has several other highway projects under way in the area.

Skanska USA Civil specializes in highway infrastructure projects and energy, water and water-treatment facilities. With operations in the eastern US, Colorado and California, the company has some 4,000 employees. Skanska USA Civil had sales of SEK 9.8 billion in 2006.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Press Release

March 23, 2007

Skanska awarded US contract amounting to USD 132 M – SEK 925 M

Skanska has been awarded a contract to build a combined shopping and office complex in the US. The contract amount is USD 132 M, SEK 925 M, which will be included in order bookings for the first quarter of 2007.

The project comprises a two-level shopping area, two multi-level office towers and a seven-level underground parking structure. The total gross building area is 142,000 square meters.

Work has begun and the project is expected to be completed in July 2008.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the US to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,600 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at *[www.skanska.com]*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Press Release

March 28, 2007

Skanska signs contract with Skandia for new offices at Lindhagensterrassen – Skanska investing SEK 850 M

Skanska continues to develop new premises for major corporations at Lindhagensterrassen in Stockholm. A new office building comprising 30,000 square meters is now being developed and constructed by Skanska. The investment amounts to SEK 850 M.

The tenant will be Skandia, which has signed a lease covering a major portion of the new building. Skandia will receive new ultramodern premises designed specifically for its operations.

The new building is being constructed on Lindhagensgatan, which is one of Stockholm's most expansive areas. Skanska has developed a number of offices in the area, including for SL, Stockholm mass transit, the 3 telecom company and Electrolux. There are also other large companies on western Kungsholmen, such as Securitas and Arla Foods.

Including this current building for Skandia, Skanska has to date developed 100,000 square meters at Lindhagensterrassen. In addition, Skanska has approximately 25,000 square meters in building rights for offices and premises. Skanska is also developing residential projects in the area.

Demolition of an existing building on the site starts immediately and construction work on the new property begins in September. The construction work will be carried out by Skanska Sweden. Occupancy is planned for year-end 2009, early 2010. The contract is conditional on receipt of the necessary permits.

"We are full of expectations and are looking forward to gathering our personnel in a fresh and pleasant workplace," says Marita Odelius Engström, CFO, Skandia Nordic. "And it is, of course, pleasing that we can reduce our premises costs."

"We are very proud to receive Skandia's trust. Based on their needs, we are creating attractive and efficient premises in a prime location with excellent communications. Another benefit is that in selecting Skanska Skandia is also reducing its environmental impact. Our newly developed buildings have about 40 percent lower energy consumption than older

properties," says Fredrik Wirdenius, President, Skanska Commercial Development Nordic.

For further information please contact:

Fredrik Wirdenius, President, Skanska Commercial Development Nordic, tel +46 70 553 80 62
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

An animation of the Lindhagensterrassen site can be viewed under "Nyheter" at www.skanska.se/fastigheter

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END